
Mail Stop 3628

December 18, 2006

By Facsimile (706.738.1966) and U.S. Mail
M. Richard Cutler, Esq.
Cutler Law Group
3206 West Wimbledon Dr.
Augusta, GA 30909

> **Re: Competitive Technologies, Inc.**
> **Preliminary Proxy Statement on Schedule 14A filed December 8, 2006**
> **Soliciting Materials filed December 8, 2006 Pursuant to Rule 14a-12 by**
> **The Committee to Restore Stockholder Value**
> **File No. 001-08696**

Dear Mr. Cutler:

We have reviewed the filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Press Release dated December 4, 2006

1. It appears that you issued a press release on December 4, 2006 which you have not filed as required by Rule 14a-12. Please advise.

Schedule 14A

General

2. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or

beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. In this regard, we note the following examples:

- The current board removed Mr. Nano for "inappropriate reasons," page 2;
- The Board's "lack of performance has caused substantial losses in earnings, revenue declines and a major drop in market value," page 6;
- The reference to "widespread stockholder dissent and concerns," page 5; and
- Mr. Nano was "forced out" by the current Board, page 8.

3. Supplementally provide copies of the Wall Street Journal materials referenced throughout the proxy materials.

4. You must avoid statements that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal or immoral conduct without factual foundation. Refer to Rule 14a-9. Please revise to delete or provide a sufficient basis for you assertions in the document. In this regard, we refer you to the following:

- Your implications throughout the materials that the Board has chosen to "waste" resources on unwarranted legal actions and legal fees;
- Your statement that the Board and senior management have chosen to "unnecessarily" and "needlessly" dilute the common stock, page 4;
- Your implications regarding the Board's and senior management's decision to increase compensation and your question to shareholders as to whether "that sound[s] like good use of stockholder funds," page 4; and
- The implications behind your questions regarding the reasons as to why Mr. Kiley would leave his job as COO and why Competitive Technologies would subsequently enter into a consulting contract with him, page 5.

In addition, you should apply this comment to any future soliciting or definitive additional materials.

5. We note statements throughout your materials in which you assert your belief that decisions by the Board and senior management have "squandered" stockholder value (page 2). We note further your statements throughout the materials that Mr. Nano previously "drove profitability and value to stockholders" and that the nominees will "restore" and "increase" profitability stockholder value. Please provide support for these statements and quantify any analyses performed by the participants or otherwise to support these statements. To the extent any such analyses have not been performed, so state.

6. You refer to "John's team" and "our successful management team" which you expect to return. Please expand where appropriate to clarify who you consider to be a part of this team and who will return.

Reasons for the Solicitation, page 4

7. Please provide specific factual support for your assertion at the bottom of page 4 that Mr. Nano was terminated because he "refused to sign the certification required under the Sarbanes-Oxley Act unless allegations of insider trading and similar acts by Board members were cured and fully disclosed to the stockholders."

8. Please describe in greater detail the facts alleged in the first 2 bullets on page 5 and provide specific factual support for these assertions.

9. To provide more balanced disclosure, expand the third bullet to provide the number of shares held by your nominees and proposed management team.

The Committee's Plan for Competitive Technologies, page 6

10. Please explain in greater detail your statement on page 7 that the nominees will "unlock [the company's] potential."

11. We refer you to your disclosures in the third paragraph on page 6. Provide specific factual support for your statements that the company's previous performance under the leadership of John Nano was the result of "[your] strategic implementation of management's plan."

12. Your disclosures on pages 6-7 regarding the Committee's plans to increase profitability if your nominees are elected are too general and vague to provide security holders with sufficient information to make an informed decision. We note, for example, the references in the second paragraph on page 7 to two unspecified global markets with no description as to how your management team plans to provide the technologies needed in these markets. We note further your statements regarding management's "potential" access to various technologies and an unnamed "Asian partner" that "could" provide distribution, although it is unclear whether you have even initiated formal discussions or negotiations with this potential partner. Please revise your disclosure in this section as necessary to provide shareholders with adequate information regarding the Committee's plans if your nominees are elected.

13. The relevance of mentioning the licensing fees paid/ received by the companies mentioned in the first paragraph on page 7 to Competitive Technologies' specific operations and the Committee's plans for the company if its nominees are elected is unclear. Please either remove these references or explain in greater detail their relevance and provide supplemental evidence of the licensing fees mentioned.

Nominees for Election as Directors, page 8

14. Please describe with greater specificity the nominees' plan to purchase additional shares if elected, and quantify these amounts to the extent known.

15. We refer you to your disclosure in the last sentence on page 8. Please include a description of the "dispute" regarding Mr. Nano's option to purchase 75,000 shares.

Certain Litigation, page 10

16. We refer you to your statements on pages 9 and 11. Please explain in greater detail how returning Mr. Nano to his previous position as President and CEO will "resolve" the described "costly" litigation proceedings, particularly in light of the fact that the company has filed its own suit against Mr. Nano. If it is the intention of the nominees not to pursue the suit against Mr. Nano if elected, please clearly state this fact.

Proxy Solicitation, page 11

17. We note that you employ various methods to solicit proxies, including mail, email and/ or facsimile. Be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding. Additionally, to the extent that you plan to solicit proxies via the internet, tell us which websites you plan to utilize.

Additional Information Concerning Competitive Technologies, Inc.

18. Please either explain the reasons for the uncertainty as to whether the Committee members, individually or as a group, beneficially own more than 5% of Competitive Technologies' stock or remove the "[t]o the best of [your] knowledge" disclaimer.

Proxy Card

19. We note from the introductory paragraph that you have reserved the right to use discretionary authority on any motion to adjourn or postpone the meeting. Please confirm your understanding of our position that you may not use discretionary authority to vote to adjourn the meeting in order to solicit additional votes. Alternatively, you may include such right as a separate matter.

Proxy Soliciting Materials

20. Include in your proxy materials a description of the "conflicts that have divided management," as mentioned in your soliciting material filed pursuant to Section 14a-12 on December 8, 2006. Also explain the meaning of your statement that Competitive Technologies is "out of control."

21. Rule 14a-12 requires the inclusion of certain information regarding the participants in the solicitation. We note that you have included information regarding four participants but

that you have six nominees. Instruction 3(ii) defines "participant" to include all nominees. Please advise.

Closing Information

Please amend the preliminary proxy statement in response to these comments. Clearly and precisely mark the changes to the preliminary proxy statement effected by the amendment, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each of the filing persons acknowledging that:

- the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3636 or, in may absence, to Pam Carmody, Special Counsel, at (202) 551-3265. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Very truly yours,

Adé K. Heyliger
Attorney-Advisor
Office of Mergers & Acquisitions